Mass Megawatts Wind Power, Inc
95 Prescott Street
Worcester, MA 01605

October 29, 2010

Jennifer Thompson
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:  Mass Megawatts Wind Power, Inc. Answers to Comments of the Letter on October 22, 2010
 Regarding Form 10 K/A for the Fiscal Year Ended April 30, 2010 filed October 13, 2010 having a File No.0-32465

Dear Ms. Thompson,

In your comment letter dated October 22, 2010, you have issued one comment.

In the letter, the comment stated.” We have reviewed your response to comment two in our letter dated September 23, 2010.  We have also reviewed the certification in your Form 10-K/A filed October 13, 2010.  Please be advised that your certification continues to differ from the certification set forth in Item 601(b) of Regulation S-K.  Most notably, you refer to “small business issuer” instead of “registrant” throughout the certification.  Also, in paragraphs one and two, you refer to “this annual  report” instead of “this report”.  Please amend your Form 10-K to provide the certification exactly as set forth in Item 601(b) (31) of Regulation S-K and ensure that all future filings use the exact wording set forth in Item 601(b) (31) of Regulation S-K.  When you amend your filing, please ensure that the certification is signed as of a recent date.

Response:  Mass Megawatts Wind Power, Inc. has corrected the certification and filed a second amended 10-K with wording of the document amended for compliance to Item 601(b) (31) of Regulation S-K.  The certifications of future filings will be in compliance of Item 601(b) (31) of Regulation S-K.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The staff comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/Jonathan Ricker
Chief Executive Officer and Chief Financial Officer
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605